UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,099
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,099
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,173
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,173
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 642,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,334
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 151,334
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,696
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,059,696
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,808,208
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,808,208
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,808,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,893,627
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,893,627
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,893,627
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,893,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,893,627
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,893,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CURT R. HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON THEODORE E. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 925
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 925
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Alere Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)           Coppersmith Capital Management, LLC, a Delaware limited liability company (“Coppersmith Capital”), as the Investment Adviser to a number of investment funds or managed accounts (collectively, the “Coppersmith Accounts”);

(ii)           Jerome J. Lande, as a Managing Member of Coppersmith Capital;

(iii)           Craig Rosenblum, as a Member of Coppersmith Capital;

(iv)           Scopia Long LLC, a Delaware limited liability company (“Scopia Long”), with respect to the Shares directly and beneficially owned by it;

(v)           Scopia Partners QP LLC, a Delaware limited liability company (“Scopia QP LLC”), with respect to the Shares directly and beneficially owned by it;

(vi)           Scopia PX, LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(vii)           Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(viii)           Scopia Windmill Fund, LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(ix)           Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

(x)           Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(xi)           Scopia Capital GP LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and the general partner of Scopia Windmill, Scopia International and Scopia PX International;

(xii)           Scopia Capital Management LLC, a Delaware limited liability company (“Scopia Management”), as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of a certain separately managed account (the “Managed Account”);

(xiii)           Matthew Sirovich, as a Managing Member of Scopia Capital, Manager of Scopia Management, and Managing Director and Executive Vice President of Scopia Management, Inc., which serves as the Managing Member of Scopia Management;

CUSIP NO. 01449J105

(xiv)           Jeremy Mindich, as a Managing Member of Scopia Capital, Manager of Scopia Management, and a Managing Director and President of Scopia Management, Inc., which serves as the Managing Member of Scopia Management;

(xv)           Curt R. Hartman; and

(xvi)           Theodore E. Martin.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Coppersmith Capital and Messrs. Lande and Rosenblum is 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

The address of the principal office of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International and Scopia PX International is C/O Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM12.

The principal address of each of Messrs. Hartman and Martin is c/o Coppersmith Capital Management, LLC, 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

(c)           The principal business of Coppersmith Capital is serving as the Investment Manager of the Coppersmith Accounts. Messrs. Lande and Rosenblum serve as Managing Member and Member, respectively, of Coppersmith Capital.

The principal business of each of Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Long is serving as a “long only” investment vehicle that invests primarily in publicly-traded equities on U.S. exchanges.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and as the general partner of Scopia Windmill, Scopia International and Scopia PX International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Account.  Messrs. Sirovich and Mindich serve as the Managing Members of Scopia Capital, Managers of Scopia Management and Managing Directors and the Executive Vice President and President, respectively, of Scopia Management, Inc., which serves as the Managing Member of Scopia Management.

Mr. Hartman was most recently the Interim Chief Executive Officer of Stryker Corporation (NYSE:SYK), a publicly traded large cap medical device company, from February 2012 to October 2012.  Mr. Martin is a retired President and Chief Executive Officer of Barnes Group Inc., a $1.3 billion manufacturer and distributor of custom metal parts for aerospace and industrial markets.

CUSIP NO. 01449J105

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lande, Rosenblum, Sirovich, Mindich, Hartman and Martin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,850,000 Shares beneficially owned by Coppersmith Capital is approximately $47,624,302, including brokerage commissions.

The aggregate purchase price of the 30,738 Shares beneficially owned by Scopia Long is approximately $788,088, excluding brokerage commissions.

The aggregate purchase price of the 30,099 Shares beneficially owned by Scopia QP LLC is approximately $768,499, excluding brokerage commissions.

The aggregate purchase price of the 863,505 Shares beneficially owned by Scopia PX is approximately $22,040,148, excluding brokerage commissions.

The aggregate purchase price of the 30,173 Shares beneficially owned by Scopia Partners is approximately $769,699, excluding brokerage commissions.

The aggregate purchase price of the 642,663 Shares beneficially owned by Scopia Windmill is approximately $16,459,586, excluding brokerage commissions.

The aggregate purchase price of the 151,334 Shares beneficially owned by Scopia International is approximately $3,861,908, excluding brokerage commissions.

The aggregate purchase price of the 1,059,696 Shares beneficially owned by Scopia PX International is approximately $27,095,918, excluding brokerage commissions.

The aggregate purchase price of the 85,419 Shares held in the Managed Account is approximately $2,180,052, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hartman and Martin were purchased with personal finds in open market purchases.  The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Hartman is $27,321.  The aggregate purchase price of the 925 Shares beneficially owned by Mr. Martin is $24,998.

CUSIP NO. 01449J105

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 12, 2013, an affiliate of Coppersmith Capital delivered a letter to the Issuer (the “Nomination Letter”) nominating Curt R. Hartman, Jerome J. Lande and Theodore E. Martin, as nominees (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2013 annual meeting of stockholders of the Issuer (the “2013 Annual Meeting”).  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the nomination of directors at the 2013 Annual Meeting and the composition of the Issuer’s Board, generally, as well as ways to enhance stockholder value.

On May 8, 2013, Coppersmith Capital delivered a letter to the Chairman, Chief Executive Officer and President of the Issuer, Ronald Zwanziger, expressing strong disappointment at the management and Board’s failure to address the numerous issues facing Alere or engage in a constructive dialogue with Coppersmith regarding the clear and compelling need for change in the composition of the Board. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In the letter, Coppersmith Capital expressed its concern with Alere’s continued depressed valuation and poor stock performance and criticized management for its apparent commitment to remaining a heavily-leveraged, inefficient and disparate organization with a painful, failed and continuously failing experiment in health management.  Coppersmith Capital dismissed the steps the Board has announced to address Alere’s undervaluation and underperformance as an incoherent series of half-measures, none of which suggest the seriousness needed to restore Alere’s credibility as a public company.  In Coppersmith Capital’s view, for Alere to thrive as a public company and achieve fair value it must undergo a comprehensive strategic and operational rationalization. The letter explained that a comprehensive strategic rationalization must begin with the divestiture or shut-down of the health management division.  Coppersmith Capital also stated that comprehensive operational rationalization is required to reverse the worrisome trajectory of diminishing organic growth and margins in the core Diagnostics business, and to produce the integration synergies that have not been realized. Coppersmith Capital expressed its view that maximizing Alere’s value requires independent thinking and analytical rigor that the incumbent Board lacks.  Accordingly, Coppersmith Capital intends to solicit proxies for the election of its three independent, highly-qualified candidates, including two healthcare industry veterans with high-level operational or board experience at leading, large-cap medical products companies and a direct stockholder representative. Coppersmith Capital concluded that it remains open to a constructive dialogue with the management and Board regarding Board composition and maximizing value at Alere.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 01449J105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,287,154 Shares outstanding, as of April 26, 2013, which is the total number of Shares outstanding as reported in the Issuer’s amended annual report on Form 10-K/A for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 30, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,850,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares on behalf of Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,850,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,850,000

(c)	The transactions in the Shares by Mr. Lande and on behalf of Coppersmith Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,850,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,850,000

(c)	The transactions in the Shares by Mr. Rosenblum and on behalf of Coppersmith Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 30,738 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,738
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,738
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 30,099 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,099
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,099
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 863,505 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 863,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 863,505
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 30,173 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,173
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,173
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 642,663 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 642,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,663
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 151,334 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 151,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 151,334
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,059,696 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,059,696
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,059,696
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; and (vii) 1,059,696 Shares owned by Scopia PX International.

Percentage: Approximately 3.5%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 2,808,208
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,808,208
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Account, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International and (viii) 85,419 Shares held in the Managed Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,893,627
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,893,627
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

M.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International and (viii) 85,419 Shares held in the Managed Account.

Percentage: Approximately 3.6%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,893,627
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,893,627

(c)
Mr. Sirovich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International and (viii) 85,419 Shares held in the Managed Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,893,627
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,893,627

(c)
Mr. Mindich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Hartman

(a)	As of the close of business on the date hereof, Mr. Hartman beneficially owns 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hartman during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

P.	Mr. Martin

(a)	As of the close of business on the date hereof, Mr. Martin beneficially owns 925 Shares.

Percentage: Less than 1%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 925
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 925
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Martin during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 4,745,552 Shares, constituting approximately 5.8% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 15, 2013, Coppersmith Capital and Scopia Management (the “Parties”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) Coppersmith Capital and Scopia Management agreed to form a group along with certain of their respective affiliates to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by them, to the Board at the Annual Meeting (the “Solicitation”), and (b) Coppersmith Capital and Scopia Capital agreed to share all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, an affiliate of Coppersmith Capital has agreed to indemnify each of Messrs. Hartman and Martin against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Coppersmith Capital through an affiliate has agreed to compensate Messrs. Hartman and Martin for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Coppersmith Capital has agreed to pay each of Messrs. Hartman and Martin (i) $25,000 in cash as a result of the submission by Coppersmith of its nomination of each of Messrs. Hartman and Martin to the Company and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Messrs. Hartman and Martin’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Hartman and Martin has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Hartman and Martin shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Hartman and Martin agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Hartman and Martin may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 01449J105

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and CEO and the Board of Alere Inc. dated May 8, 2013.

99.2	Joint Filing and Solicitation Agreement.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney

CUSIP NO. 01449J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA CAPITAL GP LLC

By: Scopia Capital Management LLC, its			By:	/s/ Matthew Sirovich
Investment Manager				Name:	Matthew Sirovich
				Title:	Manager
By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its	SCOPIA CAPITAL MANAGEMENT LLC
Managing Member
			By:	/s/ Matthew Sirovich
				Name:	Matthew Sirovich
				Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

COPPERSMITH CAPITAL MANAGEMENT, LLC
(THROUGH THE COPPERSMITH ACCOUNTS)

1,000	24.27	03/25/2013
90,000	24.31	03/25/2013
170,500	24.80	03/26/2013
65,400	24.97	03/27/2013
3,600	25.40	03/28/2013
70,900	25.45	04/01/2013
50,000	25.86	04/02/2013
32,500	25.60	04/03/2013
71,300	25.52	04/04/2013
122,000	25.64	04/05/2013
75,000	25.83	04/08/2013
225,000	26.15	04/15/2013
75,000	26.17	04/16/2013
3,500	25.50	04/17/2013
48,300	25.48	04/18/2013
13,800	25.50	04/19/2013
1,800	25.50	04/23/2013
28,500	25.78	04/26/2013
327,600	26.21	04/29/2013
5,400	25.85	04/30/2013
100,000	25.79	04/30/2013
150,000	25.68	05/01/2013
50,000	25.69	05/01/2013
40,000	26.94	05/07/2013
28,900	26.70	05/08/2013

JEROME J. LANDE

(100)	23.95	03/22/2013

CRAIG ROSENBLUM

(200)	24.09	03/22/2013

SCOPIA LONG LLC

357	23.81	03/20/2013
2,321	23.97	03/21/2013
5,908	23.99	03/22/2013
119	26.41	04/02/2013
2,096	26.16	04/15/2013
2,602	26.14	04/16/2013
5,236	25.96	04/17/2013

CUSIP NO. 01449J105

1,379	25.71	04/18/2013
906	25.77	04/19/2013
818	25.80	05/01/2013
1,236	25.84	05/01/2013
149	26.20	05/02/2013
590	26.10	05/02/2013
487	26.91	05/03/2013
4,747	26.94	05/03/2013
613	26.98	05/06/2013
295	27.00	05/06/2013
879	26.95	05/07/2013

SCOPIA PARTNERS QP LLC

418	23.81	03/20/2013
2,724	23.97	03/21/2013
6,933	23.99	03/22/2013
129	26.41	04/02/2013
2,342	26.16	04/15/2013
2,985	26.14	04/16/2013
3,642	25.96	04/17/2013
959	25.71	04/18/2013
630	25.77	04/19/2013
778	25.80	05/01/2013
1,176	25.84	05/01/2013
142	26.20	05/02/2013
561	26.10	05/02/2013
464	26.91	05/03/2013
4,516	26.94	05/03/2013
583	26.98	05/06/2013
281	27.00	05/06/2013
836	26.95	05/07/2013

SCOPIA PX, LLC

12,138	23.81	03/20/2013
78,929	23.97	03/21/2013
200,849	23.99	03/22/2013
792	26.41	04/02/2013
67,213	26.16	04/15/2013
85,732	26.14	04/16/2013
104,577	25.96	04/17/2013
27,547	25.71	04/18/2013
18,080	25.77	04/19/2013
22,311	25.80	05/01/2013
33,712	25.84	05/01/2013
4,073	26.20	05/02/2013
16,097	26.10	05/02/2013
13,298	26.91	05/03/2013

CUSIP NO. 01449J105

129,428	26.94	05/03/2013
16,712	26.98	05/06/2013
8,056	27.00	05/06/2013
23,961	26.95	05/07/2013

SCOPIA PARTNERS LLC

435	23.81	03/20/2013
2,834	23.97	03/21/2013
7,212	23.99	03/22/2013
(255)	26.41	04/01/2013
2,348	26.16	04/15/2013
2,994	26.14	04/16/2013
3,653	25.96	04/17/2013
962	25.71	04/18/2013
633	25.77	04/19/2013
780	25.80	05/01/2013
1,179	25.84	05/01/2013
142	26.20	05/02/2013
562	26.10	05/02/2013
465	26.91	05/03/2013
4,526	26.94	05/03/2013
584	26.98	05/06/2013
281	27.00	05/06/2013
838	26.95	05/07/2013

SCOPIA WINDMILL FUND, LP

7,694	23.81	03/20/2013
50,033	23.97	03/21/2013
127,318	23.99	03/22/2013
2,098	26.41	04/02/2013
42,972	26.16	04/15/2013
55,464	26.14	04/16/2013
111,581	25.96	04/17/2013
29,392	25.71	04/18/2013
19,813	25.77	04/19/2013
16,363	25.80	05/01/2013
24,725	25.84	05/01/2013
2,987	26.20	05/02/2013
11,805	26.10	05/02/2013
9,753	26.91	05/03/2013
94,926	26.94	05/03/2013
12,257	26.98	05/06/2013
5,909	27.00	05/06/2013
17,573	26.95	05/07/2013

CUSIP NO. 01449J105

SCOPIA INTERNATIONAL MASTER FUND LP

2,141	23.81	03/20/2013
13,925	23.97	03/21/2013
35,435	23.99	03/22/2013
(141)	26.41	04/01/2013
11,793	26.16	04/15/2013
15,042	26.14	04/16/2013
18,349	25.96	04/17/2013
4,833	25.71	04/18/2013
3,173	25.77	04/19/2013
3,900	25.80	05/01/2013
5,893	25.84	05/01/2013
712	26.20	05/02/2013
2,813	26.10	05/02/2013
2,324	26.91	05/03/2013
22,625	26.94	05/03/2013
2,921	26.98	05/06/2013
1,408	27.00	05/06/2013
4,188	26.95	05/07/2013

SCOPIA PX INTERNATIONAL MASTER FUND LP

13,814	23.81	03/20/2013
89,806	23.97	03/21/2013
228,524	23.99	03/22/2013
16,200	25.49	04/01/2013
10,917	26.41	04/02/2013
82,499	26.16	04/15/2013
105,193	26.14	04/16/2013
128,315	25.96	04/17/2013
33,803	25.71	04/18/2013
22,700	25.77	04/19/2013
27,337	25.80	05/01/2013
41,304	25.84	05/01/2013
4,994	26.20	05/02/2013
19,725	26.10	05/02/2013
16,294	26.91	05/03/2013
158,563	26.94	05/03/2013
20,478	26.98	05/06/2013
9,874	27.00	05/06/2013
29,356	26.95	05/07/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Managed Account)

1,203	23.81	03/20/2013
7,828	23.97	03/21/2013
19,921	23.99	03/22/2013
9	26.41	04/02/2013

CUSIP NO. 01449J105

6,650	26.16	04/15/2013
8,482	26.14	04/16/2013
10,347	25.96	04/17/2013
2,725	25.71	04/18/2013
1,790	25.77	04/19/2013
2,206	25.80	05/01/2013
3,333	25.84	05/01/2013
402	26.20	05/02/2013
1,591	26.10	05/02/2013
1,315	26.91	05/03/2013
12,800	26.94	05/03/2013
1,652	26.98	05/06/2013
796	27.00	05/06/2013
2,369	26.95	05/07/2013

CURT R. HARTMAN

1,000	26.94	05/07/2013

THEODORE E. MARTIN

925	27.00	05/07/2013